Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-280760

July 21, 2026

CONAGRA BRANDS, INC.

Pricing Term Sheet

$500,000,000 5.400% Senior Notes due 2031

Issuer:	Conagra Brands, Inc.

Ratings (Moody’s / S&P / Fitch)*:	Baa3 (Stable) / BBB- (Negative) / BBB- (Negative)

Distribution:	SEC Registered

Trade Date:	July 21, 2026

Settlement Date:	July 28, 2026 (T+5)

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC Mizuho Securities USA LLC Wells Fargo Securities, LLC U.S. Bancorp Investments, Inc.

Co-Managers:	BMO Capital Markets Corp. PNC Capital Markets LLC Rabo Securities USA, Inc. Truist Securities, Inc. HSBC Securities (USA) Inc. Scotia Capital (USA) Inc.

Principal Amount:	$500,000,000

Maturity:	August 1, 2031

Coupon (Interest Rate):	5.400%

Interest Rate Adjustment:	The interest rate payable will be subject to adjustment based on certain ratings events as described under the caption “Description of Notes – Interest Rate Adjustment” in the Preliminary Prospectus Supplement dated July 21, 2026

Yield to Maturity:	5.443%

Spread to Benchmark Treasury:	+107 bps

Benchmark Treasury:	UST 4.125% due June 30, 2031

Benchmark Treasury Price / Yield:	98-29 / 4.373%

Make-Whole Call:	T + 20 bps

Par Call:	On or after July 1, 2031

Interest Payment Dates:	February 1 and August 1, beginning February 1, 2027

Record Dates:	January 15 and July 15

Price to Public:	99.813% of the aggregate principal amount

Net Proceeds to Issuer After Gross Spread:	$497,315,000

CUSIP / ISIN:	205887 CM2 / US205887CM21

Use of Proceeds:	Conagra Brands, Inc. intends to apply the net proceeds from this offering, together with cash on hand, toward the repayment at maturity of all of its (i) $500,000,000 aggregate principal amount of 5.300% Senior Notes due October 2026 (the “5.300% Senior Notes”) and (ii) $262,500,000 aggregate principal amount of 7.125% Senior Notes due October 2026 (the “7.125% Senior Notes” and, together, the “2026 Senior Notes”), and for general corporate purposes. Pending the application of the net proceeds toward the repayment of the 2026 Senior Notes, Conagra Brands, Inc. intends to use the net proceeds to reduce borrowings under its commercial paper program and invest in U.S. government securities, term deposits, money market mutual funds, marketable securities, short-term interest-bearing accounts or similar investments. It may reborrow amounts repaid under our commercial paper program from time to time, including to repay the 2026 Senior Notes at their maturity.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Change of Control Offer:	If Conagra Brands, Inc. experiences a Change of Control Triggering Event, it will be required to offer to repurchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of repurchase.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect to deliver the notes against payment for the notes on or about July 28, 2026, which is the fifth business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the business day prior to July 28, 2026 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (as supplemented) and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting the Issuer at 1-312-549-5000 or by contacting BofA Securities, Inc. by calling 1-800-294-1322 or by emailing dg.prospectus_requests@bofa.com; Goldman Sachs & Co. LLC by calling 1-866-471-2526 or emailing Prospectus-ny@ny.email.gs.com; Mizuho Securities USA LLC by calling 1-866-271-7403 or Wells Fargo Securities, LLC by calling 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.